Exhibit (e)(3)

AMENDMENT TO DEALER AGREEMENT

AMENDMENT, dated as of the ____ day of ______________, 20__, between

__________________________ (Dealer), and Evergreen Investment Services, Inc. (Distributor).

WHEREAS, the Dealer and Distributor have entered into a Dealer Agreement pursuant to which Dealer participates in the distribution of shares of mutual funds distributed by Distributor;

WHEREAS, Dealer wishes to use shares of certain mutual funds which are part of the Evergreen Funds family distributed by Distributor (the Funds) in a fee based program made available by Dealer to clients of Dealer (the Fee Based Program);

WHEREAS, Dealer wishes to make available to its fee-based clients the opportunity to qualify for the ability to purchase shares of the Funds in the Fee Based Program at net asset value; and

WHEREAS, Distributor is willing to allow Dealer to purchase shares of the Funds for clients in the Fee Based Program subject to the provisions of this Amendment;

NOW, THEREFORE, in consideration of the mutual covenants and agreements, and other good and valuable consideration contained herein, the receipt and sufficiency of which is hereby acknowledged by both parties, Dealer and Distributor hereby agree to amend the Dealer Agreement to permit Dealer to sell  shares of the Funds in accordance with the following provisions:

1.         Dealer may sell Class A shares of any of the Funds from time to time at net asset value to bona fide clients of Dealer for use solely in its Fee Based Program. Dealer will earn no concession or commission on any such sale.

2.         Dealer will comply with all provisions of the then current Prospectus and Statement of Additional Information of each Fund.

3.         For any customer of the Fee Based Program eligible to purchase Fund shares at net asset value, Dealer shall charge an annual fee to the customer to be determined by Dealer, provided, however, that Dealer shall promptly notify Distributor of such fee and of changes in such fee, if any, as they occur.  Dealer shall not prepare, use or distribute brochures, written materials or advertising in any form that refers to sales of shares of the Funds as no load or at net asset value except in the case of brochures in which Dealer may refer to shares of the Funds as available at net asset value if the fees and expenses of the Fee Based Program are given at least equal prominence. Notwithstanding the foregoing, in connection with explaining the fees and expenses of the Fee Based Program, representatives of Dealer may describe to customers the option of purchasing Fund shares through the Fee Based Program at net asset value.

4.         Dealer warrants and represents: (a) that the Fee Based Program is sponsored by an investment adviser registered with the Securities and Exchange Commission; (b) that Dealer is a brokerdealer registered with the Securities and Exchange Commission; and, (c) that all individuals who sell shares of the Funds pursuant to this Amendment will be representatives duly registered and qualified to sell such shares.

5.         Distributor warrants that all necessary disclosures regarding the sale of shares at net asset value will be set forth in the Prospectus and Statement of Additional Information of each of the Funds available pursuant to this Amendment.

6.         Dealer will: (a) include descriptions approved by Distributor of all Funds offered through the Fee Based Program in internal sales materials used in conjunction with the Fee Based Program, provided that such materials shall comply with applicable rules and regulations of the Securities and Exchange Commission and National Association of Securities Dealers, Inc. governing sales literature and advertising; (b) include representatives from Distributor on Dealer internal sales lines and conference calls where Dealer deems necessary or desirable; and (c) use reasonable efforts to motivate its representatives to recommend suitable Funds for clients of the Fee Based Program.

7.         Dealer may maintain either one or more omnibus accounts solely for the clients of its Fee Based Program or may maintain separate accounts for each client of its Fee Based Program with the Funds’ transfer agent. If one or more omnibus accounts are maintained, Dealer shall, among other things, be responsible for forwarding proxies, annual and semiannual reports and other materials to each beneficial owner.

8.         This Amendment is made in The Commonwealth of Massachusetts and shall be governed and interpreted in accordance with the laws of Massachusetts. This Amendment shall not relieve Dealer or Distributor from any obligations either may have under any other agreements between them including but not limited to the Dealer Agreement. Except for those provisions of this Amendment, which permit sales of shares of the Funds at net asset value through the Fee Based Program, the terms of the Dealer Agreement shall control in case of any conflict with this Amendment.

9.         The Funds to which this Amendment pertains will be those designated by Distributor and accepted by Dealer, from time to time, subject to the provisions of each Fund’s then current Prospectus and Statement of Additional Information, state and federal securities laws and regulations and applicable rules and regulations of the National Association of Securities Dealers, Inc.

10. Distributor is not endorsing, recommending or otherwise involved in providing any investment product of Dealer, including, but not limited to, the Fee Based Program. Distributor is merely affording Dealer with opportunity to use shares of the Funds distributed by Distributor as an investment medium for the Fee Based Program.

11. This Amendment is not exclusive and may be terminated by either party upon sixty (60) days prior written notice to the other party. It shall terminate automatically upon termination of the Dealer Agreement between the parties. This Amendment may be amended only by a written instrument, signed by both parties.

12.       All provisions of the Dealer Agreement, not specifically amended by this Amendment, remain in full force and effect.

IN WITNESS WHEREOF, this Amendment has been executed as of the date set forth above by a duly authorized officer of each party.

By: ____________________________________
Title: __________________________________

EVERGREEN INVESTMENT SERVICES, INC.

By: /s/ Maryann Bruce
 Name:   Maryann Bruce
Title:     President